Exhibit 99.1

ASX ANNOUNCEMENT

January 10th, 2011

US investor presentation

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release the attached investor presentation that will be presented by its Chief Executive Officer, Dr. Paul MacLeman, to a number of brokers and fund managers attending the J.P. Morgan Annual Healthcare Conference in San Francisco, California over the coming days.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (Deoxyribonucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species. Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and, 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • Fax +61 3 8412 7040

GENETIC TECHNOLOGIES LIMITED

(NASDAQ: GENE, ASX:GTG)

January 2011



Forward Looking Statements

This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Genetic Technologies Ltd (NASDAQ:GENE, ASX:GTG)

- Substantial near-term global growth opportunities in cancer diagnostics
- Existing annuities & growing revenues from non-coding DNA IP out-licensing
  - Increasing substantially through US IP assertion suit
  - Successes in Europe also
  - 9 Licenses granted 2010
- 20 year old Aust/NZ molecular diagnostics and genetics business, with historically low share price
- Expanding global business through acquisition, development & deployment of high value diagnostic assets

Investment Snapshot

genetic technologies

- GTG to soon launch world's first validated test for non-familial breast cancer globally:
  - BREVAGen™ has attractive CoGS and rapid payback
  - Purchased all key assets from Perlegen Inc. incl. BREVAGen™ for less than $1.5m during financial crisis, Perlegen total investment – $328m
  - Target market is global, characterized & large
  - US launch planned first quarter 2011
- GTG has an established genetics business with infrastructure and reliable, largely contracted operational revenues
- Existing annuities & growing revenues from non-coding DNA IP out-licensing
  - Increasing substantially and beyond through US IP assertion suit
  - 9 Licenses granted 2010

BREVAGen™ – Launch This Quarter


BREVAGen
BREVAGen

Novel, validated non-familial breast cancer risk test:

- Preparing for US launch Q1 2011
- Oct10 JNCI validation study
- High profile KOLs engaged
- Large validation populations
- Substantial global opportunity
- US reimbursement strategy in place


BREVAGen
MEET
Karen



BREVAGen™ – What it Means Clinically

- Genetic breast cancer prognostic test
- Test combines population risk factors (Gail Score) with genetic risk factors (7 SNP biomarkers) to give integrated individual breast cancer risk assessment
- BREVAGen™ is first fully peer reviewed validated test of its kind
- BREVAGen™ test informs personalized clinical decision support for non-familial risk of breast cancer, allowing better patient monitoring & targeted preventive therapy

BREVAGen™ – Fits Into Existing ASCO and ACS Breast Cancer Guidelines

BREVAGen™

Gail Score

Invasive breast cancer

Avoid unnecessary Rx

Biopsy



Cancer 20%

Abnormal 65%

Normal 15%

BREVAGen™



Annual mammograms

SERM Rx eg Tamoxifen

Normal Tissue

1.6m breast biopsy patients pa (USA)
→1m patients at indeterminate risk on histopathology
BREVAGen re-classifies ~25% of these & thus enables preventive SERM therapy
SERMs 69% effective at preventing ER+ BCa

Published Validation Paper

- Published, Journal of the National Cancer Institute Oct 2010
- First SNP panel prognostic test to secure a pivotal paper in a top tier journal

  “Combining validated common genetic risk factors with clinical risk factors resulted in modest improvement in classification of breast cancer risks in white non-Hispanic postmenopausal women. Classification performance was further improved by focusing on women at intermediate risk.”

- *“Study demonstrates that the combined risk estimation model approach has clinical validity in postmenopausal, white women.”* David Hinds, lead author


ARTICLE
Assessment of Clinical Validity of a Breast Cancer Risk Model Combining Genetic and Clinical Information

Qualified Market Opportunity

- US market for existing breast cancer molecular diagnostics ~$690m* in 2006 & grown ~18% CAGR since
- Referenced by
  - BRACAnalysis (Myriad Inc) sales ~$260m
  - OncotypeDx (Genomics Health) ~$160m
  - Other players (Genzyme◊, Clarient ◊, etc) made up the balance
- BREVAGen™ US market target is 1m patients pa (65% of 1.6m breast biopsy patients)

** Ref: U.S. Markets for Breast Disease Detection and Diagnostic Technologies March 2006, Report #A404.*

◊ Transacted in 2010 for substantial revenue multiples

BREVAGen™ SNP Panel

Large Discovery & Validation Data Sets

genetic technologies

SNP Discovery

Stage 1: Genotyped 266,722 SNPs in 440 "High-Risk" Breast Cancer Cases and 400 Controls

Stage 2: Genotyped top 12,711 SNPs in 3990 Invasive Breast Cancer Cases and 3916 Controls

Stage 3: Top 30 SNPs tested in 22,635 Cases (incl. 967 carcinoma in situ) and 20,973 Controls

- 6 SNPs with association $<10^{-7}$
- 5 novel breast cancer risk loci

Prospective Independent Validation

Cohort/ Sponsor	# Pts	SNPs Studied	Association
WHI/ Perlegen	3,328	FGFR2, TNRC9, MAP3K1, LSP1, 8q24, FGF10	BCa risk
Icelandic/ deCODE	13,163	FGFR2	BCa risk
Icelandic/ deCODE	39,161	TNRC9	BCa risk
POSH/ U Southampton	899	FGFR2, TNRC9, MAP3K1, LSP, 8q24	ER+ BCa risk and prognosis
SBCS/ Shanghai	3,027	FGFR2, TNRC9	BCa risk; Asian
Cambridge	2498	FGFR2	BCa risk; African-American

To Date: 20+ published studies in over 50,000 women

DISCOVERY: Easton DF et al.; *Genome-wide association study identifies novel breast cancer susceptibility loci.*; Nature 447:1087-93, 2007.

VALIDATION: Mealiffe ME, *et al., Assessment of Clinical Validity of a Breast Cancer Risk Model Combining Genetic and Clinical Information;* (2010). Journal of the National Cancer Institute 102: 1-10.

Compelling Pharmacoeconomics

Presented as a poster ASCO 2010 (Chicago), Archimedes Group + GTG

Intervention	Woman's Age	Cost per Life Year	Cost per Quality Adjusted Life Year
BREVAGen™ vs. Gail Alone*	40-49	$14,300	$3,900**
BREVAGen™ vs. Gail Alone*	50-59	$17,600	$3,800
BREVAGen™ vs. Gail Alone*	60-69	$72,100	$7,500
Standard of Care			
Annual Mammography only vs. no screening	40-79		$42,553
Annual Mammography & CBE vs. no screening	40-79		$56,561

* Independent analysis by Archimedes, Inc. (Kaiser's health economics arm), using NCI model for breast cancer epidemiology, known specific risks for SNPs and Gail scores, costs for testing and tamoxifen, plus known prevention effectiveness and SAE rates, costs, & QALYs (presented as a poster, ASCO 2010, Chicago)

** Threshold for reimbursement cost effectiveness is <$50k per QALY

Genetics of Breast Cancer Risk

- Genes can either be detected as
  - Mutations (BRCA1 & BRCA2) or
  - Single nucleotide polymorphisms, indicating a higher with cancer risk

- To date; BRCA testing has been well utilized yet the vast majority of breast cancer occurs without an indication of family history
  - GWAS have identified novel SNPs which are related to non-familial risk



Non-familial 80%
Hereditary 5%
Familial history 15%
BRCA 1 12%
BRCA 2 7%
Unknown 81%

AJHG 1998;62:676-89
JCO 2002;20:1480-1490
Nat Rev Cancer 2004;4(9):665-76

Target Patient Groups

- Three target markets have been identified:
  1. **BRCA negative patients**
     - 80-90% of BRCA results are negative
  2. **Breast Biopsy patients**
     - Patients undergoing are known to have increased breast cancer risk
  3. **Women over 35 who have a family history of cancer**
     - One or more relatives but not classified as 'high risk'


ADH/
ALH/
LCIS
Non-cancerous
Biopsy
All Biopsy Patients
All Mammogram Targets

Stages of Sales Channel Growth

genetic technologies

- Initial target market **Year 1-3**
  - MD's with high numbers of BRCA patient tests
  - 80-90% of BRCA results are negative
  - 1,521 High Value MD/OBGYN's identified

- Second target market **Year 2-4**
  - MD's in Breast Biopsy procedures
  - 1m indeterminate biopsy patients per annum
  - 82,000 relevant MD population

- Third target market **Year 3-5**
  - Women concerned with Breast cancer risk – over 35yrs of age

Sales and Marketing Deployment



RM Offers Extended
Sales Training Class I
Sales Training Class II
Q4 '10
Q1 '11
Q2 '11
Q3 '11
Q4 '11
Date
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month #
-3
-2
-1
0
1
2
3
4
5
6
7
8
9
10
11
Marketing Director
1 Region Manager
7 Region Managers
4 Region Managers
Director, Reimbursement
Field Director
Planned Launch

Key Gates
CLIA Approval: Jan, 2011
Revenue Goals May, 2011

Business Overview – Licensing

- Non-coding DNA patent estate is one of GTG's core assets
- $60m+ licensing revenue received to date
  - Ongoing annuity stream of $9.2m to end of '762 patent in 2015
- Foundational patent families protecting the use of non-coding DNA
  - '179, "Intron Sequence Analysis"*
  - '762, "Genomic Mapping"
  - '063, "Methods For Genetic Analysis"
  - '589, "Methods of Genomic Analysis"
  - '205, "Genetic Analysis Systems and Methods"

('063, '589, '205: Acquired 2010, extant to 2022)

- Assertion strategy US
- Single party negotiations EU & RoW

* Upheld in full upon USPTO *ex-partes* re-exam, 2010

genetic technologies

Licensees

50+ licensees across range of industries
- Many have delivered synergistic business opportunities

Agriculture	Medical	Instruments	Research
MONSANTO	genzyme	SEQUENOM	TEXAS A&M UNIVERSITY
syngenta	Quest Diagnostics	Applied Biosystems	KING'S College LONDON
Pfizer Animal Health	LabCorp	Thermo Fisher SCIENTIFIC The world leader in serving science	
PIONEER BRAND · PRODUCTS	MYRIAD	QIAGEN	
	PERLEGEN SCIENCES		

Patent Assertion Program

- Partnership with Sheridan Ross PC, a full service intellectual property law firm based in Colorado
- IP assertion program activated & first suit filed in US District Court, Western District of Wisconsin Feb 2010
  - 9 assertion targets selected for first assertion phase
  - 6 year 'claim-back' in US after patent expiry
  - Off balance sheet financing
  - Delivering results (*see table at R*); 6 settlements to date, more outside of this in Europe and non-assertion US
- **2nd & 3rd suits in late planning stages**

Parties joined suit #1:

✓ Beckman Coulter

✓ Gen-Probe

✓ Interleukin Genetics

✓ Molecular Pathology Laboratory Network

✓ Monsanto

✓ Pioneer Hi-Bred

▪ Orchid Cellmark

▪ PIC USA

▪ Sunrise Medical Laboratories

✓ = settled

Regulatory & Reimbursement

- CLIA dossiers submitted – first Australian facilities to service US market
  - Test validation complete with new substrate platform

- Premier Source (San Mateo, CA) engaged to provide payer management services & reimbursement strategy support : commencing with stacked procedural codes

- Regulatory & clinical strategy to move to file 5.10(k) &/or comply with anticipated upgraded CMS requirements under development

Prominent KOLs Involved

Kevin S Hughes, M.D., FACS
Surgical Director, Breast Screening
Co-Director, Avon Comprehensive
Breast Evaluation Center
Massachusetts

Allison W. Kurian, M.D., M.Sc.
Assistant Professor of Medicine (Oncology)
Stanford University School of Medicine

Richard Frieder, MD
Associate Clinical Professor
Department of Obstetrics and Gynecology
David Geffen School of Medicine at UCLA

Scott Hayworth, MD
President
Mount Kisco Medical Group
90 S Bedford Rd Mount Kisco, NY 10549

Melanie Bone, MD
550 South Quadrille Blvd Ste 201
West Palm Beach, FL 33401

Jonathan Herman, MD
2500 Marcus Ave Ste 105
New Hyde Park, NY 11042

Frederica Lofquist, MD
3838 California Street Ste 316
San Francisco, CA 94118

Elliott Cazes, MD
14424 Bruce B Downs Boulevard
Tampa, FL 33613

- Key Opinion Leaders (KOLs) crucial to success
- High profile Clinical Advisory Board (CAB) members are assembled to support product sales
- Key CAB board members and KOLs are being retained

Further in discussions

Infrastructure



Genetic Technologies Ltd
Fitzroy VIC Australia

Technical & corporate support , and globally accredited efficient sample processing.
CLIA Cert pending.

PHENOGEN SCIENCES



Phenogen Sciences Inc
Charlotte NC USA

Sales & marketing, customer support, reimbursement mgt and sample accessioning.

Competitors

- DeCode (Iceland)
  - *Launched in October 2008 by deCODE Genetics, no validation*
  - *deCODE Breast Cancer test assesses a woman's risk based on 7 common SNPs,* ordered only via MDs. Price = $1,650
  - *Emerged from Chapter 11 in April 2010 as a private company (Saga Investments)*
- InterGenetics (Oklahoma City)
  - *Breast cancer test is based on 22 SNPs, no validation*
  - *Limited sales and marketing presence*
  - *Self generated regulatory difficulties*
- Other, largely DTC
  - Navigenics
  - 23&Me

In contrast, all the SNPs in the BREVAGen panel have P values better than 10^{-7} in whole genome association studies in 50,000 women. The original underlying studies have been published in top-tier scientific journals & several follow-up papers have also been published in the scientific literature.

Oncology Focus

- New technologies driving targeted interventions & extending lives
- Molecular diagnosis of cancer is most attractive segment of the Dx industry
- Focused market & efficient sales process
- Strong accelerating growth forecast next 4 years
- Historical PacRim focus
- **US & EU market exposure via BREVAGen™ and follow-on products**

The WW MDx Market ($Bn)
** not including Industrial and Research areas*



12,0
10,0
8,0
6,0
4,0
2,0
CAGR 17.6%
2007-1014
$3.5 Bn
$10.9 Bn
Oncology
Genetic
Blood Screening
Infectious
2007
2014

MDx is the fastest growing segment of the IVD market, led by oncology (34% CAGR)

Source: TSG Partners: Scientia Advisors

** MDx = molecular diagnostics*

Cancer Management Strategy


RISK ASSESSMENT
SCREENING
DIFFERENTIAL DIAGNOSIS
STAGING
PROGNOSIS
THERAPY SELECTION
THERAPY MONITORING
SURVEILLANCE
Am I at risk of developing cancer? eg BRCA
Is there a chance I have cancer today?
Do I have cancer and what type is it?
Has my cancer spread?
How will my cancer progress?
What is the best therapy for me?
Is my treatment working?
Has my cancer come back?
2005 launch
MYRIAD
Planned Q1 2011 launch
BREVAGen™
Feb '10 launch
ROSETTA GENOMICS
Nov '09 launch
TrimGen
GENETIC DIAGNOSTICS
May '10 launch
RESPONSE GENETICS

- Unique portfolio approach
- Assembling best in class cancer management tools for PacRim deployment
- Developing &/or acquiring products with global protection, application & scope

Pacific Rim Business

- Contracted provider to NSW Police Force for volume crime forensic testing
- 50+% market share Aust/NZ paternity testing
- Exclusive provider genetic testing most PacRim canine breed clubs
- Leading contracted provider of paternity tests to lawyers, Dept of Immigration, Legal Aid and general public



Underwrites revenues in the short to medium term

The Royal College of Pathologists of Australasia

Financial Trends (by quarter)

- Rising revenues
- Better cost control
- Trend to positive cash flows



Genetic Technologies Limited
Gross revenues by quarter
Operations
Licensing
Other
12.000
10.000
8.000
6.000
4.000
2.000
0.000
$A millions
0.288
0.535
1.023
0.066
0.259
1.460
0.191
1.515
1.418
0.049
0.214
1.364
0.034
1.752
1.564
0.048
2.159
1.200
0.015
9.502
1.113
Jun. 2009
Sep. 2009
Dec. 2009
Mar. 2010
Jun. 2010
Sep. 2010
Dec. 2010
Quarters ended



Genetic Technologies Limited
Net operating cash flows by quarter
6.000
5.000
4.000
3.000
2.000
1.000
0.000
-1.000
-2.000
Sep. 2010
Dec. 2010

Unaudited forecasts

Financial Snapshot Dec 2010

Financials (year to Dec31)

(AUD millions)	2010	2009
Operations revenue	5.23	5.38
Licensing revenue	13.62	6.01
Net income / (loss)	(2.32)	(7.85)
EPS (USD per ADR)	(0.17)	(0.56)
Cash	8.40	5.56

Share Register

- **Shares outstanding** 404.6m
  Top 20 shareholders 76%
  Total shareholders 2,850
- **Options outstanding (*)** 14.3m
  (*) Employee options only
- **Market cap (31st Dec)** USD13.9m



Genetic Technologies Ltd
GENE
GTG.AX
NASDAQ
Jan 03, 2011
+30%
+20%
+10%
0%
-10%
-20%
-30%
-40%
-50%
© Yahoo!
Mar 10
May 10
Jul 10
Sep 10
Nov 10
Jan 11
Volume
80.0
60.0
40.0
20
0.0
Thousands

Trending to profitability and positive cash flows

Unaudited forecasts

Summary

- GTG to soon launch first validated test for non-familial breast cancer globally
  - BREVAGen™ has attractive CoGS, ROI & rapid payback
  - Target market is global, characterized and large
  - Launch in US first quarter 2011

- GTG has a sound established business with reliable, growing operational & licensing revenue streams
  - GTG is publicly traded & driving growth to profitability

- With current low share price, new investors in GTG gain access to BREVAGen™ and broad suite of other established and growing revenue streams

Contact Details

Dr Paul D R MacLeman

CEO Genetic Technologies Limited

Direct Phone +61 3 8412 7025

Cell +61 419 401 445 (Aust.)

(980) 253 4340 (US)

Email paul.macleman@gtglabs.com

